SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

Commission File Number 000-21923

WINTRUST FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN
(Full title of the plan)

WINTRUST FINANCIAL CORPORATION
727 NORTH BANK LANE
LAKE FOREST, IL 60045
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

Items 1-3.	Omitted in accordance with Item 4.

Item 4.	The Wintrust Financial Corporation Retirement Savings Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:
•	Report of Independent Registered Public Accounting Firm

•	Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006

•	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006

•	Notes to Financial Statements

•	Supplemental Schedule
The Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006, and Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006 filed herewith are hereby incorporated by reference to the Registration Statement on Form S-8 filed by Wintrust Financial Corporation (Registration No. 333-52652) with the Securities and Exchange Commission on December 22, 2000.

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

2

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 27, 2008

WINTRUST FINANCIAL CORPORATION RETIREMENT SAVINGS PLAN
/s/ DAVID A. DYKSTRA
David A. Dykstra, Trustee

3

EXHIBIT INDEX
The following exhibits are filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

4

Financial Statements and Supplemental Schedule
Wintrust Financial Corporation Retirement Savings Plan
Years Ended December 31, 2007 and 2006
Report of Independent Registered Public Accounting Firm

Wintrust Financial Corporation Retirement Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Wintrust Financial Corporation
  Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Wintrust Financial Corporation Retirement Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Chicago, Illinois
June 27, 2008

Wintrust Financial Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits

	2007	2006

Assets
Cash	$287,477	$3,369
Investments, at fair value	80,056,126	71,862,852
Participant contributions receivable	—	248,254
Employer contributions receivable	2,758,103	2,507,021
Receivables — unsettled trades	275,135	—

Total assets at fair value	83,376,841	74,621,496

Liabilities
Payables — unsettled trades	275,108	2,984

Net assets at fair value	83,101,733	74,618,512

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	32,281	22,602

Net assets available for benefits	$83,134,014	$74,641,114

See notes to financial statements.

Wintrust Financial Corporation Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2007	2006

Additions
Investment income:
Net appreciation in fair value of investments	$409,594	$2,355,487
Interest and dividends	3,975,739	2,805,586

	4,385,333	5,161,073

Participant contributions — salary deferral	7,039,694	6,318,580
Participant contributions — rollovers	454,456	983,406
Employer matching contributions, net of forfeitures	2,758,133	2,516,018
Transfers from plan mergers:
State Bank of The Lakes Profit Sharing and Savings Plan	—	7,553,614
Hinsbrook Bank 401(k) Plan	3,692,262	—

Total additions	18,329,878	22,532,691

Deductions
Benefits paid to participants	9,812,947	7,362,419
Administrative fees	24,031	21,046

Total deductions	9,836,978	7,383,465

Net increase in net assets available for benefits	8,492,900	15,149,226
Net assets available for benefits:
Beginning of year	74,641,114	59,491,888

End of year	$83,134,014	$74,641,114

See notes to financial statements.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements
Years Ended December 31, 2007 and 2006
1. Description of the Plan
The following brief description of the Wintrust Financial Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.
The Plan is a participant-directed, defined-contribution plan covering all eligible employees, as defined in the Plan, of Wintrust Financial Corporation and its eligible subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company is the Plan Administrator and has appointed a committee of its authorized representatives to administer the Plan.
All full-time employees who have completed at least three months of employment and are at least 18 years of age are eligible to participate in the Plan.
The Hinsbrook Bank 401(k) Plan and the State Bank of The Lakes Profit Sharing and Savings Plan were merged into the Plan in 2007 and 2006, respectively.
Contributions
The Plan allows participants to contribute up to the maximum allowable by the Internal Revenue Code (the Code), which during 2007 was $15,500, plus an additional $5,000 for participants over the age of 50. During 2006, participant maximum contributions were $15,000, plus an additional $5,000 for participants over the age of 50. Participant contributions are tax deferred under the provisions of the Code Section 401(k), subject to certain limitations. Effective August 1, 2007, the Plan introduced a Roth Option which allows participants to make contributions which are not tax deferred. Participant contributions and earnings thereon are fully vested.
The Company may elect to make matching contributions to the Plan on behalf of all eligible participants. Generally, participants must be employed on the last day of the Plan year to be eligible for matching contributions. For 2007 and 2006, the Company’s matching contribution was 60% of a participant’s contributions up to a maximum of $4,000 per participant. Additional amounts may be contributed at the discretion of the Company.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Investment of Plan Assets
A trust fund was established for the purposes of holding and investing the Plan’s assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, Wayne Hummer Trust Company, N.A., a subsidiary of the Company and a party in interest.
Participant Loans
Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their account balances. Loan terms are established by the Plan Administrator, in accordance with the Plan Agreement. The loans are secured by the balance in the participants’ accounts and bear interest at a rate commensurate with local prevailing rates, as determined by the Plan Administrator.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, if any, and (b) the Plan’s earnings/losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Payment of Benefits
On termination of service due to death, disability or retirement, a participant (or his beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s account or installments payments. Distributions due to retirement generally begin upon the attainment of age 65. Upon termination of service due to other reasons, a participant may receive the value of the participant’s account as a lump-sum distribution. A participant may also receive in-service distributions upon the attainment of age 59 1/2 in the form of a lump sum or installment payments. Hardship distributions can be made from a participant’s account balance with the approval of the Plan Administrator, if specific criteria are met.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions, if any, at any time and to terminate the Plan subject to the provisions of ERISA.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are prepared under the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis.
As described in Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract through a collective trust. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contract. The statements of changes in net assets available for benefits are prepared on a contract value basis.
Reclassification
Certain 2006 amounts have been reclassified to conform to the 2007 presentation.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
Investments are reported at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The Wintrust Financial Corporation common stock is a unitized fund composed principally of Wintrust Financial Corporation common stock and is valued at the daily unit closing price. Participant loans are reported at their outstanding balances, which approximate fair value. The Plan’s interest in the Metlife Stable Value Fund, which is a collective trust, is based on fair value of the underlying investments as determined by the fund’s sponsor.
Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. For the Metlife Stable Value Contract, the average yield earned was 5.77% and 6.07% for 2007 and 2006, respectively, and the average yield credited to participant accounts was 5.10% in 2007 and 5.02% in 2006.
Administrative Expenses
Administrative expenses of the Plan are paid by the Plan.
Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The Statement is effective for fiscal years beginning after November 15, 2007. The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value is as follows:

	December 31,
	2007	2006

Metlife Stable Value Fund	$13,704,797	$12,054,451
American Funds Growth Fund of America Fund	10,294,990	6,814,690
American Funds EuroPacific Growth Fund	8,817,189	6,730,474
Fidelity Spartan 500 Index Fund	6,434,413	6,088,591
American Funds Investment Co of America Fund	5,828,491	5,539,960
Wintrust Financial Corporation common stock*	5,429,816	7,688,258
Federated Total Return Government Bond Fund	5,245,614	4,722,293
Federated Kaufman Fund	4,991,660	4,178,020
Janus Enterprise Fund	4,835,353	—

*	Indicates party in interest to the Plan.
The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) (depreciated) appreciated in value as determined by quoted market prices as follows:

	Years Ended December 31,
	2007	2006

Common stock	$(2,263,199)	$(1,059,357)
Mutual funds	2,672,793	3,414,844

	$409,594	$2,355,487

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
4. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2007

Net assets available for benefits per the financial statements	$83,134,014
Adjustment from contract value to fair value for common collective trust that invests in benefit-responsive investment contracts	(32,281)

Net assets available for benefits per Form 5500	$83,101,733

The following is a reconciliation of other income per the financial statements to the Form 5500:

Year Ended
December 31, 2007

Other income:
Adjustment from contract value to fair value for common collective trust	$(9,679)

Other income per Form 5500	$(9,679)

5. Income Tax Status
The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated November 27, 2001, stating that the form of the plan is qualified under Section 401 of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
6. Terminated Participants
Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan and requested a distribution prior to year-end. Amounts allocated to these participants were approximately $54,150 and $0 at December 31, 2007 and 2006, respectively.

Supplemental Schedule

Wintrust Financial Corporation Retirement Savings Plan
Schedule H, Line 4i — Schedule of Assets Held at End of Year
EIN: 36-3954651     Plan Number: 001
December 31, 2007

			Current
Identity of Issuer	Units	Price	Value

Common Collective Trust:
Metlife Stable Value Fund	98,516	$139.11	$13,704,797

Common Stock:
Wintrust Financial Corporation common stock*	164,199	33.07	5,429,816

Mutual Funds:
American Funds EuroPacific Growth Fund	173,328	50.87	8,817,189
American Funds Investment Co of America Fund	176,889	32.95	5,828,491
American Funds Growth Fund of America Fund	302,705	34.01	10,294,990
Federated Kaufmann Fund	801,229	6.23	4,991,660
Federated Total Return Government Bond Fund	480,368	10.92	5,245,614
Fidelity Spartan 500 Index Fund	63,506	101.32	6,434,413
Janus Enterprise Fund	83,657	57.80	4,835,353
Lord Abbett Large Cap Research Fund	43,882	30.57	1,341,481
Lord Abbett Mid-Cap Fund	145,699	18.57	2,705,623
PathMaster Domestic Equity Fund*	114,739	10.66	1,223,113
Royce Value Plus Fund	166,950	13.81	2,305,574
Value Line Emerging Opportunities Fund	73,003	34.02	2,483,571
Vanguard Windsor II Fund	46,016	31.26	1,438,460
William Blair Growth Fund	162,067	11.70	1,896,188

Investments (other than participant loans)			78,976,333
Participant loans (4.0% — 9.5%)			1,079,793

Assets held at end of year			$80,056,126

*	Indicates party in interest to the Plan.